                                   EXHIBIT 1
                              PUBLICIS GROUPE S.A.

          SOCIETE ANONYME with Management Board and Supervisory Board
                         Share Capital: E55,287,927.60
         Registered office: 133, avenue des Champs Elysees, 75008 Paris
    Registered with the Paris Registry of Corporation under no. 542 080 601

                             ---------------------

                            ARTICLES OF ASSOCIATION

                             ---------------------

                          (UPDATED ON JANUARY 9, 2002)

                                   SECTION I

                  INCORPORATION -- PURPOSE -- COMPANY NAME --
                           REGISTERED OFFICE -- TERM

                             ---------------------

                                   ARTICLE 1

                                 INCORPORATION

     The limited liability company, "PUBLICIS GROUPE S.A." was definitively incorporated on the fourth of October one thousand nine hundred and thirty eight.

     It shall continue to exist through the successive owners of existing shares and any shares that may be created in the future.

     The company is governed by the Code de Commerce, Livre II, particularly Articles L.225-57 to L.225-93 thereof, by the mandatory provisions of laws and decrees enacted since or which may be enacted in the future, and also by these Articles of Association where required or allowed by law.

                                   ARTICLE 2

                                    PURPOSE

     The purpose of the company continues to be:

          To produce and develop, by any means, publicity of any kind whatsoever in all its forms.

          To organise all shows and all radio or television broadcasts, to set up all radio, television or other programs, to use all cinematographic theaters, recording or broadcasting studios and all projection and viewing rooms, to publish documents of all kinds on paper and to publish by mechanical means all music, sketches, scripts and theater productions.

          And generally, to carry out all commercial, financial, industrial and real and movable property transactions directly or indirectly related to the above that are liable to foster the company's growth and expansion.

     The company may act in all countries on its own account and on behalf of third parties, either alone or in the form of a joint venture, partnership or company with all other companies and persons and may directly or indirectly carry out any operations whatsoever related to its purpose.

     The company may also acquire interests and shareholdings of any kind in all French and foreign businesses and enterprises whatever their purpose.

                                   ARTICLE 3

                       COMPANY NAME -- REGISTERED OFFICE

     The Company name is:

                              PUBLICIS GROUPE S.A.

immediately preceded or followed by the words "societe anonyme" or the acronym "S.A." and the amount of capital.

     The registered office continues to be at 133 Avenue des Champs-Elysees, PARIS (8th district).

     It may be relocated to any other place in Paris or a neighbouring departement by simple decision of the Supervisory Board subject to ratification by the next Ordinary Shareholders' Meeting.

     It may be relocated to any other place by resolution of the Extraordinary Shareholders' Meeting.

     Administrative offices, branches, departments and agencies may be set up in any place by the Management Board without entailing a departure from the attribution of jurisdiction defined in these Articles of Association.

                                   ARTICLE 4

                                      TERM

     The term of the Company remains set at ninety-nine years as of the fourth of October 1938 and shall expire on the third of October 2037 except in the event of early dissolution or extension provided in these Articles of Association.

     At least one year before the end of the Company's term, the Extraordinary Shareholders' Meeting must meet to decide, under the conditions for modifying the Articles of Association, whether the Company's term should be extended.

                                   SECTION II

                            SHARE CAPITAL -- SHARES

                             ---------------------

                                   ARTICLE 5

                                 SHARE CAPITAL

     The share capital is set at E55,287,927.60 and is made up of 138,219,819 shares of E0.40 nominal value each, fully paid-up, and all of the same rank.

                                   ARTICLE 6

                               FORM OF THE SHARES

     Fully paid-up shares may be in registered or bearer form at the shareholder's discretion.

     Partially paid shares may not be in bearer form until they are fully paid-up.

     Ownership of the shares, whatever their form, shall derive from their registration under the name of shareholder(s) in the registers and accounts opened and kept in accordance with laws in force:

     -- for registered shares, by the Company or an agent appointed for the purpose,

     -- for bearer shares, by a financial intermediary authorised by the Finance
        Minister.

     The Company or the authorised intermediaries holding the accounts shall issue to any share account holder requesting it and at his expense, a certificate setting out the nature and number of the securities recorded in the account and the related annotations.

     The Company is entitled, at any time and upon payment of the relevant charges, to request from the body responsible for clearing bearer shares the name or, for a legal person, the company name, nationality and address of the holders of shares giving immediate or future voting rights at its shareholders' meetings, as well as the number of shares held by each of them and the restrictions imposed on the shares, if any.

     The Company may require a corporate entity holding shares representing more than 2.5% of the Company's share capital or voting rights to disclose the identity of all persons holding, directly or indirectly, more than one-third of the share capital or voting rights of such corporate entity.

     Registered shares may be converted into bearer shares and vice versa in accordance with laws in force.

                                   ARTICLE 7

                                 SHARE TRANSFER

     II. Transfers of registered shares become effective vis-a-vis third parties and the Company only when a share transfer order is signed by the transferor or his representative and is recorded in the Company's share register.

     If the shares are not fully paid-up, the share transfer order must also be signed by the transferee.

     The Company may require that the parties' signatures be authenticated by a Public Official or the Mayor of the place of residence, subject to exceptions laid down in law.

     The transfer of shares free of charge or by way of succession may also be carried out only by way of a transfer recorded in the Company's share transfer register upon provision of proof that the transfer has been carried out as required by law.

     Transfer costs shall be borne by transferees.

     Not-fully paid up shares for which the minimum payment has not been made, pursuant to applicable regulations, are not eligible for transfer.

     III. The transfer of bearer shares for valuable consideration shall be recorded in the books of the relevant authorised intermediary(ies).

     IV. Any natural or legal person acting alone or in concert who holds, or comes into possession in any manner whatsoever within the meaning of Articles L.233-7 et seq. of the Code de Commerce, of a fraction equivalent to 1% of the share capital or any multiple of this percentage must inform the Company of the number of shares that it owns by way of a registered letter with acknowledgement of receipt addressed to the registered office within fifteen days of crossing one of these thresholds. If the number or distribution of voting rights is superior to the number or distribution of the shares, the above percentages shall apply to the number of voting rights.

     This obligation also applies each time the fraction of the share capital or voting rights held falls under one of the thresholds set forth in the above paragraph.

     If the above provisions are not satisfied, the shares exceeding the fraction that should have been declared shall be deprived of the voting right until expiry of the period following the date such notification is acted upon, which period is specified in regulations in force. Except if one of the thresholds referred to Article L.233-7 mentioned above is crossed, this penalty shall be applied only pursuant to a request, recorded in the minutes of the Shareholders' Meeting, by one or more shareholders holding at least 1% of the company's share capital.

     V. The Extraordinary Shareholders' Meeting may authorise the Management Board to purchase a set number of Company shares in order to cancel them by way of capital reduction under the conditions laid down in Article L.225-206 of the Code de Commerce.

     The Company may also acquire its own shares in accordance with the provisions of Articles L.225-208 and L.1225-209 of the Code de Commerce, in particular those provided for stabilising stock exchange prices.

     The Company may also keep, under the conditions laid down in law, any shares that it may acquire following a universal transfer of assets or a judicial ruling.

                                   ARTICLE 8

                         RIGHTS ATTACHED TO THE SHARES

     Each share shall give the right to a share of the corporate assets and the profits in proportion to the number of shares issued. In particular, each share shall give entitlement during the Company's term or upon liquidation, to payment of the same net amount for every distribution or redemption, in such a manner that, where applicable, all shares without distinction shall be aggregated for the purposes of tax exemptions and taxes on such distributions or redemptions.

     Shareholders shall be liable, even with regard to third parties, only in the amount of the shares they hold. They may not be subject to any call for funds in excess of such amount.

     Whenever several shares must be held in order to exercise a right, persons holding single shares or less than the required number of shares have no entitlement with respect to the Company and must take personal responsibility for assembling the required number of shares.

                                   ARTICLE 9

                             PAYMENT OF CASH SHARES

     The Management Board shall call any outstanding amounts on cash shares.

     Each shareholder shall be individually notified, at least fifteen days in advance by registered letter with acknowledgement of receipt, of the fractions called and the date at which they must be paid.

     Any shareholder who does not pay such amounts on his shares at the due payment date shall, as of right and without prior formal notice, owe the Company late payment interest calculated, on a day by day basis, at the rate of eight per cent (8%) per annum as of the due date, without prejudice to the enforcement measures laid down in law.

                                  SECTION III

                     MANAGEMENT BOARD AND SUPERVISORY BOARD
                             ---------------------

                        SUB-SECTION I:  MANAGEMENT BOARD

                                   ARTICLE 10

                    NOMINATION -- REMOVAL -- TERM OF OFFICE
                    AGE LIMIT -- REPLACEMENT -- REMUNERATION

     I. The Company shall be managed by a Management Board made up of at least two and no more than five members who are natural persons taken or not from among the shareholders, appointed by the Supervisory Board and satisfying the age limit conditions stipulated in paragraph II below.

     The members of the Management Board may be removed either by the Supervisory Board or by the General Shareholders' Meeting.

     II.  The Management Board shall be appointed for a term of four years.

     Its members shall be eligible for re-election.

     The term of office of each member of the Management Board shall expire, for each member, at the annual Ordinary Shareholders' Meeting following his seventieth birthday.

     If a seat on the Management Board is vacant, the Supervisory Board must decide, within two months, if the vacancy should be filled. The Supervisory Board is nevertheless obliged to fill within two months any vacancy bringing the number of Management Board members to less than two; the replacement shall be appointed for the remainder of the term until renewal of the Management Board.

     III. The Supervisory Board shall appoint one of the members of the Management Board as Chair of the Management Board. The Supervisory Board may also grant the title of General Manager to one, several or to all the other members of the Management Board.

     IV. The Supervisory Board shall set the method and amount of remuneration for each member of the Management Board.

                                   ARTICLE 11

                                    MEETINGS

     I. Management Board meetings shall be called by the Chair or one of the members as often as the interests of the Company shall require and at least once a month, and also to approve operations referred to in Article 12 below which require the Supervisory Board's prior consent.

     Management Board meetings shall take place at the registered office or at any other venue indicated in the notice of meeting.

     Meetings may be called by any means, including orally.

     II. Any member of the Management Board may be represented at a meeting by another member of the Management Board who may not hold more than one power of attorney.

     III. Minutes must be drawn up for the meeting approving the quarterly report to the Supervisory Board on the Company's business and the management report on the previous financial year and for any other meetings if so requested by a member of the Management Board.

     IV. In the Chair's absence, the Management Board shall appoint one of its members to chair the meeting.

     The Management Board may also appoint a secretary who need not be a member.

     V. In order for a quorum of the Management Board to be established, a majority of the serving members must be present or represented.

     Decisions shall be adopted by majority vote of the members present or represented.

     In the event of a tie, the Chair of the meeting shall not have the deciding vote.

     VI. The minutes of the Management Board shall be placed in a special register kept at the registered office or on loose leaves in uninterrupted sequential order.

     The minutes shall be signed by the Chair of the meeting and by the Secretary or by two members of the Management Board.

     Copies or extracts of these minutes shall be authenticated by the Chair or by a member of the Management Board.

                                   ARTICLE 12

                     POWERS -- RELATIONS WITH THIRD PARTIES

     I. The Management Board shall be responsible for the collegial management of the Company.

     The members of the Management Board may, with the authorisation of the Supervisory Board, share out the management tasks among themselves. However, such distribution must under no circumstances have the effect of depriving the Management Board of its status as a body responsible for the collegial management of the Company.

     The Management Board shall have the fullest powers to act in all circumstances on behalf of the Company. It shall exercise these powers within the limits of the Company's purpose and subject to the powers attributed by law to the Supervisory Board and the Shareholders' Meetings. In particular, the Management Board has the following powers, the list not being limitative:

          1. It shall draw up the Company's internal regulations; shall appoint and remove all managers, assistant managers, authorised representatives, employees or agents, shall define their duties, set their remuneration, salaries, bonuses and, if applicable, their guarantees and the terms of their entry or retirement, by way of agreements or otherwise.

          2. It shall set a provisional annual budget for general operating and administrative expenses.

          3. It shall set up, equip and close all branches, agencies, offices and warehouses.

          4. It shall sign and authorise all agreements, contracts or undertakings for a set amount or otherwise.

          5. It shall enter into or cancel all insurance policies or contracts for risks of any nature, and shall negotiate and finalise the amounts of all indemnities.

          6. It shall collect all amounts due to the Company, pay the amounts it owes, negotiate and close, to this end, all accounts and shall give or collect all receipts; it shall create, accept, pay and settle all notes, bank drafts, bills of exchange, cheques, negotiable instruments and warrants, shall grant all endorsements and sureties; it shall cause the opening and operation on behalf of the Company of all deposit accounts, current accounts or accounts for advances on securities; it shall hire all safes and remove their contents.

          7. It shall enter into and authorise all agreements, settlements or compromises; it shall grant all waivers and cancellations before and after payment.

          8. It shall represent the Company with respect to all third parties, officials and public or private bodies and authorities in all circumstances for all settlements of any kind; it shall accomplish all formalities, make all declarations and sign all necessary official documents and reports.

          9. It shall represent the Company before the courts and shall take all legal action, as plaintiff or defendant; it shall negotiate all related settlements and compromises.

          10. It shall prove claims in all bankruptcies, judicial settlements or voluntary liquidations, shall take part in all meetings, assert all claims, grant all total or partial debt cancellations and collect all bankruptcy settlements.

          11. It shall grant and accept all leases and rentals with or without promise of sale, and all transfers or cancellations of said leases with or without compensation.

          12. It shall acquire or sell on behalf of the Company all processes, patents, trade marks and other industrial property rights, and shall acquire and grant all licences or sub-licences.

          13. It shall create or assist in the establishment of all French or foreign companies by way of contribution or by subscription or purchase of shares, bonds, partnership shares or rights of any kind; it shall involve the Company in all investment holdings, syndicates or economic interest groupings; it shall authorise all direct or indirect ownership interests or all industrial, commercial, financial and real and movable property transactions or undertakings related in any way to the purpose of the Company either in or outside France; it shall transfer all interests, in whole or in part.

          14. It shall appoint the person who shall act as the Company's permanent representative in the event the latter is appointed as a director or member of the Supervisory Board of another limited liability Company; it shall take the necessary steps regarding the composition and modification of the Board of Directors and of the managers of subsidiary companies.

          15. It shall make all purchases and shall carry out all exchanges, sales and contributions of real property, it shall settle all easement matters; it shall bring about all necessary constructions and installations.

          16. It shall make all borrowings under any form whatsoever, with or without security, and shall grant all loans or advances, particularly to subsidiary companies.

     However, as a matter of internal order, and without this clause being binding on third parties, any operations referred to in paragraphs 13 to 15 and any borrowings, loans or advances referred to in paragraph 16 exceeding five per cent (5%) of the Company's equity must be approved by the Supervisory Board before signature.

     II. The Chair of the Management Board and the member(s) of the Management Board designated as General Managers by the Supervisory Board shall represent the Company in its relations with third parties.

     III. The Management Board may appoint representatives, even from outside the Company, for one or more defined operations or categories of operations; the Chair of the Management Board and the General Manager(s) may, acting independently and under their responsibility, delegate all powers.

                       SUB-SECTION II: SUPERVISORY BOARD

                                   ARTICLE 13

                   NOMINATION -- TERM OF OFFICE -- AGE LIMIT
                              RENEWAL -- COOPTION

     I. The Supervisory Board shall be made up of at least three and no more than eighteen members who satisfy the age limit conditions stipulated in paragraph III below and shall be appointed by the General Shareholders' Meeting.

     II.  Members of the Supervisory Board shall hold office for six years.

     Members of the Supervisory Board who have completed their term of office shall be eligible for re-election.

     III. Members over 75 years of age may not constitute more than one-third of the Supervisory Board, this figure being rounded to the next whole number above, where necessary, of all Supervisory Board Members in office. Should this limit be exceeded, the oldest member of the Supervisory Board will automatically be retired. The Supervisory Board meeting approving the financial statements for the previous fiscal years will be in charge of determining whether such limit was exceeded.

     The above provisions shall also apply to the permanent representatives of legal persons on the Supervisory Board.

     IV. If any seats fall vacant due to death or resignation and the number of members remaining on the Supervisory Board is above the legal minimum, the Board may appoint interim members, between two General Shareholders' Meetings.

     However, if the number of Supervisory Board members falls below the legal minimum, the remaining members must immediately call an Ordinary Shareholders' Meeting to make up the shortfall.

     Any Board member appointed to replace another whose term of office has not expired shall remain on the Board only for the remainder of his predecessor's term of office.

     V. Each member of the Supervisory Board must hold at least 200 registered or bearer shares for the entire duration of his term. If they are bearer shares, the authorised intermediary responsible for the account must provide proof to the Company that they are held in accordance with legal requirements.

                                   ARTICLE 14

                 CHAIR AND VICE-CHAIR OF THE SUPERVISORY BOARD

     The Supervisory Board shall elect from among its members a Chair and Vice-Chair who shall be responsible for calling the Supervisory Board and chairing the meetings and who shall carry out these duties for the duration of their terms of office as members of the Supervisory Board.

     The Chair and the Vice-Chair must be natural persons; they shall be eligible for re-election.

     The Board may relieve them of these duties at any time.

                                   ARTICLE 15

                                    MEETINGS

     I. Supervisory Board meetings shall be called by the Chair, or in his absence, the Vice-Chair, as frequently as the interests of the Company shall dictate.

     However, the Chair of the Supervisory Board or the Vice-Chair must call a Board meeting within fifteen days of a substantiated request for a meeting by at least one member of the Management Board or at least one third of the members of the Supervisory Board.

     If the request is not acted upon, the requesting parties may call the meeting and set the agenda themselves.

     Board meetings shall take place at the registered office or at any other venue indicated in the notice of meeting.

     Meetings may be called by any means, including verbally.

     II. Every Board member may empower another member to represent him at a Supervisory Board meeting and to vote for him on one or more motions put before the meeting. The Board shall alone decide on the validity of the power of attorney, which may be given by simple letter or telegram. Each member present may represent only one absent member.

     III. If both the Chair and Vice-Chair are absent, the Board shall appoint, for each meeting, one of the members present to chair the meeting.

     The Board shall appoint one of its members or a person external to the Board to act as secretary.

     IV. In order for a quorum of the Board to be established, at least half the serving members must be present.

     Decisions shall be adopted by majority vote of the members present or represented.

     In the event of a tie, the Chair shall have the deciding vote.

     V. Minutes of the meetings and copies or extracts of these minutes shall be drawn up and authenticated in accordance with regulations in force.

                                   ARTICLE 16

                        DUTIES OF THE SUPERVISORY BOARD

     I. The Supervisory Board shall permanently monitor the Management Board's management of the Company. To this end, it shall carry out, at any time of year, the verifications and inspections that it shall deem appropriate and may request the documents that it considers necessary to accomplish its mission.

     It shall give all authorisations to the Management Board for the operations referred to in Article 12 above.

     It shall receive the reports that the Management Board shall submit to it at least once a quarter, and the accounting documents submitted within three months of year end.

     It shall present its comments to the annual General Shareholders' Meeting on the Management Board's report to the said meeting and on the accounts for the year.

     II. The Supervisory Board may grant special mandates to one or more members for one or more defined purposes.

     It may resolve to set up committees operating under its responsibility, and shall define their composition and duties. The purpose of such committees must not be to delegate the powers attributed to the Supervisory

Board under law or the Articles of Association, nor to diminish or restrict the powers of the Management Board.

                                   ARTICLE 17

                                  REMUNERATION

     I. The Supervisory Board shall determine the amount, methods of calculation and terms of payment of the remuneration of the Chair and Vice-Chair of the Supervisory Board.

     II. The Supervisory Board may collect directors' attendance fees set by the General Shareholders' Meeting and maintained until decided otherwise by any other Shareholders' Meeting.

     The Supervisory Board shall distribute this remuneration among its members as it sees fit.

     The Supervisory Board may authorise the reimbursement of travel and other costs incurred by members in the interests of the Company.

     III. In addition, the Supervisory Board may award exceptional remuneration for missions or mandates entrusted to its members.

                                   SECTION IV

                                    AUDITORS
                             ---------------------

                                   ARTICLE 18

                               STATUTORY AUDITORS

     The Company shall be audited under the conditions laid down in law by one or more statutory auditors assisted by one or more alternate statutory auditors.

                                   SECTION V

                         GENERAL SHAREHOLDERS' MEETINGS
                             ---------------------

                                   ARTICLE 19

                                    GENERAL

     The duly constituted General Shareholders' Meeting shall represent all the shareholders. Its resolutions, reached in accordance with law and the Articles of Association, shall be binding upon all the shareholders, even if absent, incapacitated or dissenting.

     The General Shareholders' Meeting is made up of all the shareholders regardless of the number of shares they own.

     Each year, an Ordinary Shareholders' Meeting must be held within six months of the end of the previous financial year, unless this period is extended by court decision.

     Depending on the motions to be put to the meetings, ordinary or extraordinary shareholders' meetings may also be called at any time of year.

     Ordinary Shareholders' Meetings shall be called in accordance with the conditions, forms and notice periods laid down by law.

     Meetings shall take place in the registered office or at any other venue specified in the notice of meeting and set by the person calling it.

                                   ARTICLE 20

                    REPRESENTATION AND ADMISSION TO MEETINGS

     Each shareholder may be represented by his or her spouse, legal representative or other duly empowered person provided that such person is also a shareholder. A corporate entity which is a shareholder may be represented by a person authorized to sign on behalf of such corporate entity.

     The right to take part in shareholders' meetings is subject:

     - for holders of registered shares, to registration of the shareholder in the company's share register,

     - for holders of bearer shares, to filing of a certificate issued by the authorized intermediary holding the account at the place indicated in the notice of meeting.

     The deadline for accomplishing these formalities shall expire five days before the date of the Shareholders' Meeting.

     The Supervisory Board has the option, for every meeting, either to curtail the above periods or even, as a general measure, to waive any filing condition.

     An admission card may be issued to eligible shareholders, which shall be personal and non-transferable.

                                   ARTICLE 21

              OFFICERS OF THE MEETING -- ATTENDANCE SHEET -- VOTES

     Shareholders' Meetings shall be chaired by the Chair or Vice-Chair of the Supervisory Board or, in their absence, by a Supervisory Board member appointed by such Board. Failing the above, the Shareholders' Meeting shall appoint its own chair.

     The tellers' duties shall be carried out by the two shareholders present at the meeting who own or represent the greatest number of shares and, if they refuse, by those with the next greatest number of shares, until the duties are accepted.

     The two tellers shall then appoint a secretary, who may be chosen from outside the meeting.

     An attendance sheet shall be drawn up as required by law.

     Each member of the Shareholders' Meeting shall have as many votes as the shares he owns or represents, without limitation. However, a double voting right is attributed to shares for which there is proof that they have been registered for at least two years in the name of the same shareholder or have been transferred, during such period, from one registered shareholder to another only following intestate or testate succession, a division of common estate between spouses or a donation inter vivos in favour of a spouse or heir.

     Extraordinary Shareholders' Meeting may always purely and simply cancel the double voting right, but such cancellation shall be final only after approval by a special meeting of members with double voting rights.

     Votes shall be expressed by a show of hands, unless one or more shareholders together representing one tenth of the share capital request(s) a secret ballot.

                                   ARTICLE 22

                         ORDINARY SHAREHOLDERS' MEETING

     The Annual Ordinary Shareholders' Meeting shall hear the reports presented by the Management Board and the statutory auditors and the comments presented by the Supervisory Board, shall approve the consolidated and parent company balance sheets and accounts or request adjustments, shall determine the allocation of profits, set the dividends, appoint and replace where necessary the members of the Supervisory Board, shall approve or reject the appointments made during the financial year, shall review the managerial actions of the members of the Management Board, discharge them, remove them, shall discharge the members of the Supervisory Board and remove them on grounds which the meeting alone shall be the judge of, shall approve or reject the operations failing under Article L. 225-86 of the Code de Commerce, shall approve the directors' attendance fees for the Supervisory Board and, where necessary, shall appoint the statutory auditor(s).

     In addition, like every ordinary shareholder's meeting held as an extraordinary meeting, the shareholders may:

     ratify the transfer of the registered office resolved by the Supervisory Board pursuant to the provisions of the penultimate paragraph of Article 3 of the Articles of Association,

     authorize all issues of non-convertible bonds and define the special guarantees attached to them,

     and generally, to decide all matters which are not the exclusive domain of the Ordinary Shareholders' Meeting.

                                   ARTICLE 23

                      EXTRAORDINARY SHAREHOLDERS' MEETING

     The Extraordinary Shareholders' Meeting may make any lawful amendments of any kind to the provisions of the Articles of Association.

     In particular, without the following list being limitative, it may resolve:

     - to modify or extend the company's purpose;

     - to change the company's name;

     - to relocate the registered office beyond Paris and its neighbouring departments;

     - to increase or reduce the share capital;

     - to change the company's nationality within the conditions laid down under Article l.225-97 of the Code de Commerce;

     - to extend or reduce the company's term, or decide its early dissolution;

     - to merge with, acquire, or be acquired by any other existing or future company;

     - to transfer to any third party or contribute to any existing or new companies all the company's assets, rights and obligations;

     - to change the legal form of the company to any other;

     - to aggregate the shares or divide them into shares with a lower nominal value.

     Unless unanimously decided by the shareholders, the shareholders' meeting may not under any circumstances increase shareholders' undertakings, subject to the aggregation of shares carried out as required by law.

                                   ARTICLE 24

                              QUORUM AND MAJORITY
                                    MINUTES

     A quorum shall be established at Ordinary and Extraordinary Shareholders' Meetings if the quorum and majority conditions laid down by law are satisfied.

     The minutes of the meetings and copies or extracts of these minutes shall be drawn up and authenticated in accordance with regulations in force.

                                   SECTION VI

                          FINANCIAL YEAR -- INVENTORY
                             ---------------------

                                   ARTICLE 25

                                 FINANCIAL YEAR

     The financial year shall start on the first of January and shall end on the thirty first of December.

                                   ARTICLE 26

                        INVENTORIES AND COMPANY ACCOUNTS

     At the end of each business year, the Management Board shall draw up an inventory of the various assets and liabilities at such date.

     It shall also draw up the accounts and balance sheet required by law.

                                  SECTION VII

                              PROFITS -- RESERVES
                             ---------------------

                                   ARTICLE 27

                             CALCULATION OF PROFITS

     Profits shall be calculated on the basis of net income for the year, after deduction of overheads and other corporate charges, including all depreciation and provisions.

                                   ARTICLE 28

                     ALLOCATION AND DISTRIBUTION OF PROFITS

     At least 5% of the profit, after deduction of any prior losses, must be withheld and attributed to the legal reserve. This deduction shall no longer be obligatory when the legal reserve attains one tenth of the share capital. It must resume when, for any reason whatsoever, it falls below this percentage.

     Distributable profits are made up of profits for the year, minus prior losses and any amounts to be allocated to reserves in application of the law and the Articles of Association, plus any profits carried forward.

     From this profit shall be deducted the amount of the initial dividend to shareholders equal to five per cent of the par value of the fully-paid and unredeemed shares they hold. However, no deduction may be made from subsequent years' profits to pay such dividend if funds are insufficient.

     Regarding the remainder, the Meeting has the option, following a recommendation by the Management Board, to deduct the amounts it considers appropriate either to be carried forward to the following year or to be attributed to one or more general or special reserves, and to define their attribution or use.

     The remaining amount, if any, shall be allocated to the shares.

                                   ARTICLE 29

                              PAYMENT OF DIVIDENDS

     The dividend payment terms shall be set by the General Shareholders' Meeting or, failing this, by the Management Board.

     Dividends must be paid within nine months of the end of the previous financial year.

     Duly collected dividends may never be restored to a succession.

     The General Shareholders' Meeting called to approve the annual accounts may grant each shareholder an option for payment of all or part of the distributed dividend in cash or in shares, in accordance with legal and regulatory conditions.

                                  SECTION VIII

                           DISSOLUTION -- LIQUIDATION
                             ---------------------

                                   ARTICLE 30

                               EARLY DISSOLUTION

     The Extraordinary Shareholders' Meeting may declare the early dissolution of the Company at any time.

                                   ARTICLE 31

                                     LOSSES

     If, due to losses recorded in the books, the equity should fall below half the share capital, the Management Board must call an Extraordinary Shareholders' Meeting within four months of approval of the accounts showing such losses, to resolve, if appropriate, the early dissolution of the Company.

     If early dissolution is not declared, the Company must, no later than the end of the second financial year after the losses were recorded, reduce its capital by an amount at least equal to the losses that could not be charged to reserves, if during such period the equity has not been reconstituted to at least half the share capital. The above is subject to the legal provisions concerning the minimum capital of limited liability companies.

     If such shareholders' meeting is not held or if a meeting is held but no quorum was present, any interested party may seek the company's dissolution before the courts.

                                   ARTICLE 32

                         CONDITIONS OF THE LIQUIDATION

     When the company's term expires, or in the event of early dissolution, the Shareholders' Meeting shall decide the manner of liquidation, appoint one or more liquidators, and set their powers. The liquidators shall carry out their duties as required by law and their appointment shall put an end to the functions of the Management Board.

     The assets of the dissolved company shall first be attributed to the settlement of liabilities and employers' contributions, then to the reimbursement of unredeemed share capital. The surplus of the liquidation shall be distributed equally among the shares.

                                   SECTION IX

                                    DISPUTES
                             ---------------------

                                   ARTICLE 33

                        DISPUTES -- ELECTION OF DOMICILE

     Any disputes arising during the Company's term or during its liquidation, either among shareholders or between the Company and the shareholders themselves, regarding the interpretation or performance of these

Articles of Association or generally, any company matters, shall be subject to the jurisdiction of the competent courts for the place where the registered office is located.

     To this end, in the event of a dispute, every shareholder must elect domicile within the jurisdiction of the competent Court for the registered office and all writs and notifications shall be duly served at such domicile.

     Failing election of domicile, writs and notifications shall be validly served at the office of the Public Prosecutor of the applicable court for the registered office.